EXHIBIT 11.1

THOUSAND TRAILS, INC.
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Dollars and common shares in thousands)

	Six Months Ended	Six Months Ended
	December 31, 2002	December 31, 2001

BASIC:
Weighted average number of common shares outstanding	6,933	8,163

Net income allocable to common shareholders	$4,096	$3,864

Net income per common share — basic	$0.59	$0.47

DILUTED:
Weighted average number of common shares outstanding	6,933	8,163
Weighted average common stock equivalents — Dilutive options	722	445

Weighted average number of common shares outstanding	7,655	8,608

Net income allocable to common shareholders	$4,096	$3,864

Net income per common share — diluted	$0.54	$0.45